

June 30, 2010

VIA U.S. Mail and Facsimile

Mr. Itamar David
Chief Financial Officer
Enox Biopharma, Inc.
303-1687 W. Broadway
Vancouver BC
V6J 1X2 Canada

> **Re:** **Enox Biopharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 000-53486**

Dear Mr. David:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 14

1.   We see that you attribute the increase in general and administration to an "overall increase in our activity." In general, the discussion of results of operation should provide a full and clear explanation of the components and factors leading to material changes. For example, you should fully explain the impact on your results of operations of the arrangements with collaborators for consulting services entered into during 2009 that is discussed on page 13. As a related matter, to the extent necessary to convey significance, the amounts of individual factors cited should be quantified. Please refer to Item 303(a)(3) of Regulation S-K for guidance. Please apply in future filings.

Item 8. Financial Statements and Supplementary Data, page 18

Statements of Operations, page 21

2.   Please refer to the disclosure on page 10 and 46 that you do not pay any rental fees for the use of the corporate office space provided by your Chief Financial Officer. Please tell us how you have recorded the underlying expense related to the use of the office space. For example, discuss if you have accounted for the rent as a capital contribution under FASB ASC 850-10-60-3 and FASB ASC 470-50-40-2. In addition, please tell us the market value of the monthly rent and provide your assessment of whether it is material to your financial statements. Please note that financial statements should include all costs of doing business. We refer you to SAB Topic 1-B and Topic 5T.

3.   We see from page 46 that audit fees for the year ended December 31, 2009 have not yet been billed. Please tell us if you have accrued for the 2009 audit fees in the financial statements.

Notes to Financial Statements, page 24

Note 3 Going Concern, page 28

4.   We note in the auditor report, the auditor refers to four factors that raise substantial doubt about your ability to continue as a going concern including: net loss, net cash used in operations, working capital deficit and stockholders' deficit. In your discussion, you refer to net loss and net cash used in operations but do not mention the additional factors mentioned in the audit report or explain that these

factors give rise to substantial doubt about your ability to continue as a going concern. Please revise your disclosure in future filings to discuss all of the factors that give rise to substantial doubt about your ability to continue as a going concern. Refer to the disclosure guidelines contained in AU 341.10 of the AICPA's Professional Standards.

Note 5 Stockholders Equity, page 29

II. Stock Options, page 31

5.   We see you granted stock options for $14,363 in 2008 and $36,519 in 2009 to consultants for services. In future filings, please disclose the nature of the services provided by the consultants and how you determined the fair value of the options issued (based on fair value of the services rendered or the options issued). Refer to FASB ASC 505-50-50 and 718-10-50.

(C) Fair Value of Stock Option Grants, page 32

6.   Please tell us the method you used to determine the fair value of stock option grants. In addition tell us how you determined volatility assumption. Future filings should include the disclosures required ASC718-10-50-2(f).

Item 9A(T). Controls and Procedures, page 36

Evaluation of Disclosure Controls and Procedures, page 36

7.   We note the disclosure here that the Treasurer, Mr. Razi Mizrahi, is the Principal Accounting Officer and evaluated the effectiveness of the design and operation of your disclosure controls and procedures. We also note from the signature page that the Chief Financial Officer, Mr. Itamar David, is considered the Principal Financial and Accounting Officer. We also note that Mr. David signed the certifications as the Principal Financial Officer. Please clarify who is your Principal Financial Officer and, if the Principal Financial Officer is Mr. David, please tell us why he did not participate in the evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Refer to Regulation S-K 307.

Exhibit 31

8.   We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the quarter ended March 31, 2010

Note 1 Nature of Operations, page 7

Share-based Payments, page 8

9.   We reference the disclosure that the expense resulting from share-based payments
        is recorded in cost of goods sold or general and administrative expenses. In future
        filings, if you do not have cost of goods sold, please remove that reference.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Results of Operations, page 16

10.   You attribute the increase in research and development to "prepaid expenses and
        accrued liabilities." In future filings please provide a discussion of results of
        operation that contains a full and clear explanation of the components and factors
        leading to material changes. To the extent necessary to convey significance, the
        amounts of individual factors cited should be quantified. Please refer to Item
        303(a)(3) of Regulation S-K for guidance. Please apply in future filings.

Liquidity and Capital Resources, page 16

11.   In future filings, please carefully review statements indicating that balances
        increased or decreased to ensure your position is accurately stated. For example,
        on page 16, you indicate cash increased by $82,551 since December 31, 2009,
        when it in fact *decreased* by $82,551.

12.   We note your auditors issued a going concern modification to their opinion for
        your fiscal year ended December 31, 2009 and that you continue to have liquidity
        issues. In your next quarterly report on Form 10-Q, please include an updated
        discussion about your ability to continue as a going concern, including the related
        uncertainties and anticipated cash requirements over the next 12 months. The
        disclosure should include a viable plan that would allow you to continue as a
        going concern for at least 12 months following the date of the financial statements
        being reported on. If you are unable to do so, please evaluate whether going
        concern or liquidation-basis financial statements are appropriate or whether the
        classification and amounts of assets and liabilities may need to be adjusted. See
        FRC 607.02.

Item 4/4T. Controls and Procedures, page 16

13.   As we note that you are only required by Item 308 and 308(T) of Regulation S-K
        to provide management's assessment of the effectiveness of your internal control
        over financial reporting as of the end of your most recent fiscal year, please tell us
        whether such an assessment was performed as of March 31, 2010. If a full
        assessment was not performed, please amend your filing to remove the disclosure
        regarding the assessment of internal control over financial reporting as of March
        31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

        · the company is responsible for the adequacy and accuracy of the disclosure in
          the filing;

        · staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing;
          and

        · the company may not assert staff comments as a defense in any proceeding
          initiated by the Commission or any person under the federal securities laws of
          the United States.

        You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3664 if
you have questions regarding these comments. In this regard, please do not hesitate to
contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other
questions.

                                        Sincerely,

                                        Kristin Lochhead
                                        Accounting Reviewer